[COVER]        HEALTH CARE REIT, INC. ANNUAL REPORT
                              1995

[PHOTO depicting the number 25 representing 25 years of business.]

[INSIDE COVER - Same photo as cover with this phrase underneath:] Health Care REIT, Inc. has reached a major milestone - our 25th Anniversary, celebrating 98 consecutive dividends. We look forward with enthusiasm and optimism to the next quarter century, making profitable investments for our shareholders.


                         TABLE OF CONTENTS


Corporate Profile . . . . . . . . . . . . . . . . . . . . . . .  1
Financial Highlights. . . . . . . . . . . . . . . . . . . . . .  1
Letter to Shareholders. . . . . . . . . . . . . . . . . . . . .  2
Portfolio Review. . . . . . . . . . . . . . . . . . . . . . . .  7
Management's Discussion and Analysis. . . . . . . . . . . . . .  8
Consolidated Balance Sheets . . . . . . . . . . . . . . . . . . 12
Consolidated Statements of Income . . . . . . . . . . . . . . . 13
Consolidated Statements of Shareholders' Equity . . . . . . . . 14
Consolidated Statements of Cash Flows . . . . . . . . . . . . . 15
Notes to Consolidated Financial Statements. . . . . . . . . . . 16
Report of Independent Auditors. . . . . . . . . . . . . . . . . 25
Market and Dividend Information . . . . . . . . . . . . . . . . 26
Income Tax Information. . . . . . . . . . . . . . . . . . . . . 26
Board of Directors. . . . . . . . . . . . . . . . . . . . . . . 27
Shareholder Information . . . . . . . . . . . . . . . . . . . . 28

                         CORPORATE PROFILE

Founded in 1970, Health Care REIT, Inc. (the "Company"), a real estate investment trust, invests in health care facilities - primarily nursing homes, assisted living and retirement facilities. The Company also invests in specialty care hospitals and primary care facilities. The Company's investment portfolio is diversified by type of facility, number of facilities, location and state.

The Company operates in accordance with federal tax laws and regulations governing real estate investment trusts. By maintaining its REIT status, the Company avoids substantial corporate federal income tax, provided 95% of taxable income (not including capital gains) is distributed as dividends.


                      FINANCIAL HIGHLIGHTS

                              1995       1994       1993       1992       1991
                            --------   --------   --------   --------   --------
                                (In thousands, except per share amounts)
Gross Income                $ 44,596   $ 42,732   $ 36,018   $ 28,908   $ 29,248
Net Income                    13,635     24,953     20,055     16,515     13,126
Loans Receivable             291,999    254,924    185,282    151,414    123,812
Investment in Operating-
  Lease Properties and
  Other                       58,629     57,232     42,776     10,301     14,800
Investment in Direct
  Financing Leases            11,246     11,428     52,950     65,411     68,391
Total Assets                 358,092    324,102    285,024    226,207    207,204
Borrowings Under Line of
  Credit Arrangements        106,700     70,900     35,000     78,900     62,200
Senior Notes and Other
  Long-Term Obligations       56,060     57,373     61,311     24,819     28,144
Shareholders' Equity         187,598    189,180    184,132    118,948    113,956
Cash Distributions to
  Shareholders                24,215     23,127     18,252     15,922     12,042
Cash Available for
  Distribution (1)            27,938     31,697     22,780     18,654     14,927
Average Number of Shares
  Outstanding                 11,710     11,519      9,339      8,629      6,828
Per Share:
  Net Income                    1.16       2.17       2.15       1.91       1.92
  Distributions                 2.075      2.01       1.93       1.85       1.77

(1) Cash Available for Distribution is defined as net cash provided from operating activities, but does not consider the effects of changes in operating assets and liabilities such as other receivables and accrued expenses. The Company uses Cash Available for Distribution in evaluating investments and the Company's operating performance. Cash Available for Distribution does not represent cash generated from operating activities in accordance with generally accepted accounting principles, is not necessarily indicative of cash available to fund cash needs, and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.


                    LETTER TO SHAREHOLDERS

The year 1995 was a significant transitional period for the Company. In the face of many challenges, substantial progress was made in repositioning and reengineering the Company for the future. Appropriately, these changes have been impelled by the dynamism of the health care industry and the capital markets.

Our success in developing relationships with new customers and designing products that fit their needs continued in 1995.
However, during the previous four years, the extended period of low interest rates caused a large "run-off" of direct financing leases and loans. Such transactions produced large gains - $9.4 million of option exercise gains and $6.9 million in loan prepayment fees. While these gains reflect a successful underwriting process, it is also clear that the capital markets are rewarding consistent, rather than episodic, earnings and cash flow. Despite more than $200 million of investments running off our books in the last four years, over $400 million of new investments were recorded during the same period, with longer terms and "lock-out" periods designed to produce predictable earnings and cash flow in the future.

The key to the Company's marketing success is our ability to differentiate the Company in terms of service, quality and innovation. We work to understand the marketplace and customer needs as they change from time to time. Our strength is in establishing relationships with emerging health care companies who appreciate our willingness to provide one-stop financing and the "added value" of advice and counsel. In becoming the "provider of growth capital to emerging chains" we have changed the composition of our customer base from smaller operators with limited capital to more sophisticated owner/operators with extensive operating experience and significant capital backing. This change does not indicate dissatisfaction with our historical niche; rather it reflects the consolidation of the health care delivery system. Today, more than 50% of our portfolio is comprised of substantial companies, of which approximately one-half are public companies.

[PHOTO depicting professional persons standing on different levels of peaks with the following statement in the upper left-hand corner:]
Health Care REIT, with a diversified, growing portfolio of health care facilities, is becoming one of the nation's premier health care REITs, providing growth capital to emerging chains.

A good part of the Company's success comes from identifying opportunities early. We were the first health care REIT to identify assisted living as an integral part of any delivery system. We continuously explore other cost effective, quality investment opportunities across the continuum of care, as distinctions among types of health care facilities blur in today's dynamic health care industry. While our focus remains on long-term care investments, an important part of our management responsibility is to focus on tomorrow's opportunities and choose new investments wisely.

As the health care REIT industry has evolved, competition from other financing sources has dramatically increased. Access to reasonably priced capital is becoming the factor that separates the successful from the unsuccessful REITs and other financiers. In this selection process clear capital market expectations relating to performance and policies have developed. Size, self-administration, appropriate leverage, investment grade status, and effective shareholder communication directly influence a REIT's cost of capital.

The following accomplishments during the last several years reflect management's understanding of the importance of access to the capital markets and the need to communicate effectively:

- - The Company became a listed New York Stock Exchange company in late 1992 to enhance its visibility in the capital markets.

- - The Company received an investment grade rating for its $52 million private note transaction in 1993 that was raised in 1994 and reaffirmed in 1995. The reaffirmation also applies to a new note issue of $30 million that is scheduled to close in the near future at an attractive weighted average interest rate of 7.18%.

- - Sophisticated information systems have been developed, including a database system that permits us to more effectively present the Company's portfolio performance to the marketplace.

- - The Company has attained self-administered status, put senior management succession in motion, and developed a compensation system that closely aligns the interests of new management and shareholders.

[PHOTO depicting a building with its structure being changed, added on to, and extending higher, with the following statement:]
Repositioned and reengineered for the future, the attainment of self-administered status and commitment to senior management succession in 1995 builds a sound foundation for growth.

- - A new Chief Financial Officer with substantial financial, health care and capital markets experience has been hired, completing the new management team.

- - Since December 31, 1990, the Company's leverage has been reduced from levels as high as 1.43 to 1 to levels approximating .9 to 1 at the end of 1995.

We will continue to present the Company to the capital markets seeking broader support and lower capital costs. Our understanding of the health care industry, relationships with excellent operators and innovative financing programs will carry the day.

Our vision is to enter the ranks of the premier health care REITs as the "provider of growth capital to emerging chains." This goal can be attained only through the continuous development of the best trained, attentive management group in the industry attuned to the ever-changing health care and capital markets.

\S\:  BRUCE G. THOMPSON                    \S\: GEORGE L. CHAPMAN
- -----------------------                    -----------------------
Bruce G. Thompson                              George L. Chapman
Chairman and Chief Executive Officer           President
[PHOTO BELOW NAME]                             [PHOTO BELOW NAME]



                     1995 PORTFOLIO REVIEW
[PHOTO here depicting a map of the U.S. Each facility is marked on the map and represented by a symbol according to type of facility.]

ALABAMA                               NEW JERSEY
  Assisted Living Facilities            Nursing Homes
    Hoover*                               Clark*

ARIZONA                               NEW MEXICO
  Nursing Homes                         Assisted Living Facilities
    Camp Verde                            Hobbs*
    Payson*                               Roswell*
  Assisted Living Facilities            Retirement Centers
    Scottsdale*                           Santa Fe*
  Retirement Centers
    Chandler*                         NEW YORK
                                        Nursing Homes
ARKANSAS                                  Plattsburgh*
  Specialty Care                        Assisted Living Facilities
    Little Rock*                          Chestnut Ridge*

CALIFORNIA                            NORTH CAROLINA
  Nursing Homes                         Assisted Living Facilities
    Santa Rosa*                           Newton
  Retirement Centers                      Statesville
    Placentia*                            Yadkinville
  Specialty Care
    Brea*                             OHIO
                                        Nursing Homes
COLORADO                                  Ashland*
  Nursing Homes                           Bellevue*
    Pueblo*                               Calcutta*
                                          Canal Winchester
CONNECTICUT                               Grand Rapids*
  Nursing Homes                           Kent
    Farmington*                           Stow
    Guilford*                             Tallmadge*
    Manchester (3)*                       Vermilion*
    New Haven*                          Retirement Centers
    Southington                           Toledo*
    Waterbury*                          Behavioral Care
                                          St. Clairsville*
FLORIDA                                 Primary Care
  Nursing Homes                           Huber Heights
    Citrus County*                        Centerville
    Daytona Beach*
    Venice*                           OKLAHOMA
  Assisted Living Facilities            Assisted Living Facilities
    Margate*                              Bartlesville*
    Tampa                                 Chickasha*
  Behavioral Care                         Duncan*
    Clearwater*                           Edmond*
    Miami*                                Enid*
                                          Lawton*
GEORGIA                                   Midwest City*
  Nursing Homes                           Norman*
    Snellville*                           Oklahoma City*
                                          Ponca City
IDAHO                                     Shawnee*
  Nursing Homes                           Stillwater*
    Boise*
    Coeur D'Alene*                    PENNSYLVANIA
                                        Nursing Homes
ILLINOIS                                  Easton
  Retirement Centers                      Philadelphia*
    Naperville*                         Assisted Living Facilities
    Rockford*                             Baldwin Twp.*
  Primary Care                          Primary Care
    Bloomingdale                          Philadelphia (2)*

INDIANA                               TEXAS
  Nursing Homes                         Nursing Homes
    Knox                                  Conroe*
  Retirement Centers                      Fredericksburg*
    Ft. Wayne*                            Jasper*
  Behavioral Care                         San Antonio (2)*
    Bloomington*                          San Antonio
                                          Woodville*
KENTUCKY                                Assisted Living Facilities
  Nursing Homes                           Houston*
    Owensboro                             Wharton*
                                        Retirement Centers
LOUISIANA                                 Harlingen*
  Behavioral Care                       Specialty Care
    Alexandria*                           McAllen*

MARYLAND                              VIRGINIA
  Assisted Living Facilities            Assisted Living Facilities
    Towson*                               Chesapeake
                                          Poquoson
MASSACHUSETTS                             Williamsburg
  Nursing Homes                           Manassas*
    Braintree*
    South Boston*                     WASHINGTON D.C.
    Webster*                            Specialty Care
    Weymouth*                             Washington, D.C.*

MICHIGAN                              WEST VIRGINIA
  Nursing Homes                         Nursing Homes
    Detroit*                              Glenville
    Westland*

MISSOURI
  Nursing Homes
    Hannibal*
    St. Joseph
    St. Louis*
  Retirement Centers
    Kansas City*
  Behavioral Care                     * loan site and/or
    Springfield*                        credit enhancement



               MANAGEMENT'S DISCUSSION AND ANALYSIS

Liquidity and Capital Resources
- -------------------------------

     Loan interest payments, lease payments and loan and commitment fees are the Company's primary sources of cash from operating activities. Net cash provided from operating activities in each of the three most recent years totalled $27,153,000 in 1995; $31,977,000 in 1994; and $23,180,000 in 1993. The decrease in 1995 versus 1994 was primarily due to a $2,900,000 net reduction in gain on exercise of options and prepayment fees in addition to the loss of interest income during 1995 on three non-performing loans. Interest income on these three loans totalled $2,155,000 in 1994. The 1994 versus 1993 increase arose primarily from an increase in the Company's net income. However, there are differences between the recognition of income for financial reporting purposes and cash receipts for both leases and mortgage loans which cause period-to-period changes in net cash provided from operating activities.

     The level of the Company's investing activities varies over time due to a number of factors, including economic conditions in the health care financing market, the availability of capital resources, and the timing of principal payments. Investing activities in loans receivable and leases, net of principal collected on loans, were $40,576,000, $84,797,000 and $67,720,000 for the years 1995, 1994 and 1993, respectively. The net increase in investments in 1995 was unfavorably affected by higher loan repayments of almost $21,000,000. Additionally, certain 1995 anticipated investments were delayed or, in the case of construction loans, funded more slowly than expected. The net increase in investments in 1994 versus 1993 was due to significantly increased marketing activity.

     The Company's investing activities are financed principally by borrowings, proceeds from the exercise of lease purchase options, loan repayments, and equity issuances, including issuances pursuant to the Company's dividend reinvestment plan and the Company's employee incentive stock option plans. On April 8, 1993, the Company issued $52,000,000 of Senior Notes (the "Senior Notes") to a group of institutional investors, the Company's first such debt offering. These Senior Notes were issued in three tranches with an initial effective interest rate of 7.63% and an average maturity of approximately seven years.

     The Company has a credit agreement for $150,000,000 with ten banks which matures March 31, 1997. The agreement specifies that borrowings under the revolving credit are subject to interest rates, at the Company's option, based on either the agent bank's prime rate of interest or 1.5% over LIBOR interest rate. The Company is primarily utilizing the LIBOR pricing option with a weighted average LIBOR interest rate of 7.32% at December 31, 1995. In addition, the Company pays a commitment fee at an annual rate of
 .5% of the unused line and an annual agent's fee of $75,000. At December 31, 1995, the Company had $90,000,000 outstanding under the revolving credit agreement.

     The revolving credit agreement limited the amount of borrowings available to 75% of the Company's borrowing base. The Company's borrowing base consisted of mortgage loans and leases not in default which, with the consent of the banks, are assigned to the lenders' collateral pool. Each borrowing base property was valued generally at the lower of the Company's cost or the market value of the underlying property with substantially all such properties valued at cost. As of December 31, 1995, the borrowing base under the revolving credit agreement limited the amount of the borrowing to $113,000,000. The Company's borrowing availability was limited by the exclusion of certain assets from the borrowing base such as construction loans. The Company anticipates that the completion of facilities under construction and the inclusion of leases and mortgage loans relating to completed facilities in its borrowing base will enable it to increase its borrowings to the $150,000,000 maximum availability. At December 31, 1995, the Company had $188,190,000 of unfunded commitments.

     The revolving credit agreement contains covenants that require the Company to maintain a ratio of cash flow (as defined in the agreement) to interest expense of not less than 2 to 1 in any quarter; a ratio of total funded debt to sum of net worth and convertible subordinated indebtedness of not more than 1.3 to 1; and a tangible net worth of $180,000,000. The Company was in compliance with those and all other covenants at December 31, 1995.

     At December 31, 1995, the Company had two unsecured lines of credit with two banks for a total of $35,000,000. Borrowings under these lines are made pursuant to notes payable, are due on each bank's demand and are subject to interest at each bank's prime rate of interest. The Company had $16,700,000 outstanding at December 31, 1995, under these lines of credit.

     The Company uses interest rate swap contracts solely to accomplish the Company's policy of reducing its interest rate risk, and thereby maintain a more consistent, predictable interest rate margin. The Company monitors the amount of its variable interest rate assets and debt and uses interest rate swap contracts to partially balance the amount of variable interest rate debt with its variable interest rate assets. Interest rate swap contracts permit the Company to match either by fixing interest rates on a portion of its line of credit borrowings, or converting a portion of its fixed rate debt to variable rate. At December 31, 1995, the Company had two five-year interest rate swap contracts which expire in 1996 and 1997, which hedge the Company's interest rate risk relating to $30,000,000 of variable interest rate borrowings. At December 31, 1995, the Company was at risk for rising rates because its variable interest rate debt exceeded its variable interest rate assets.

     Proceeds from the exercise of lease purchase options were approximately $38,330,000 and $12,085,000 for the years 1994 and 1993, respectively. At December 31, 1995, the Company had a limited number of direct financing leases and, therefore, anticipates that proceeds from the exercise of purchase options will be significantly reduced.

     In the last three years, the Company has had one public offering of Common Stock. In 1993, the Company issued 2,500,000 shares of Common Stock which provided net proceeds of $59,085,000 at $23.63 per share. The proceeds were initially used to pay down the Company's bank lines of credit.

     The dividend reinvestment plan and, to a lesser extent, the employee incentive stock option plan together represent a significant source of capital for the Company. During 1995, 1994 and 1993, issuance of Common Stock pursuant to these plans generated $3,104,000, $3,222,000, and $4,296,000, respectively, in cash for the Company.

     The Company believes that funds provided from operating activities, together with funds from new equity and debt issuances, present credit lines, scheduled loan repayments and equity issuances under Company stock plans, will be sufficient to meet current operating requirements and existing commitments. For example, the Company anticipates completing a $30,000,000 private note issuance in the first quarter of 1996.

                               SOURCES OF CAPITAL

   Year Ended December 31               1995           1994           1993
- -------------------------------     -----------    -----------    ------------
Dividend Reinvestment and Stock
   Option Plans                     $ 3,104,492    $ 3,221,667    $  4,295,611
Net Increases (Decreases) in
   Long-Term Borrowings Under
   Line of Credit Arrangements       35,800,000     35,900,000     (43,900,000)
Borrowings Under Senior Notes                                       52,000,000
Equity Offering-Net                                                 59,085,030
                                    -----------    -----------    ------------
                                    $38,904,492    $39,121,667    $ 71,480,641


Results of Operations
- ---------------------

     Gross income increased $1,864,000, $6,714,000 and $7,110,000 in 1995, 1994 and 1993, respectively. In 1995, interest income on loans receivable, operating lease rents, and loan and commitment fees each increased while direct financing lease income decreased when compared to 1994. The increases in interest income on loans receivable, operating lease rents, and loan and commitment fees are attributable to the growth in the loan and operating lease properties portfolio, a long-term trend which the Company anticipates will continue. The decrease in direct financing lease income is a reflection of another long-term trend which should also continue.

     In 1994, interest income on loans receivable and operating lease rents both increased while direct financing lease income decreased when compared to 1993. These changes in components of gross income reflect the trend of change in the components of the investment portfolio discussed above.

     Net income totalled $13,635,000 in 1995,  $24,953,000 in 1994, and $20,055,000 in 1993 and is the result of a number of factors. Generally, the principal factors are the difference between the Company's average earnings on assets versus its average cost of borrowings and the Company's debt-to-equity ratio. Other factors are the settlement of management contract, management fees, other operating expenses and the provision for losses.

     The 1995 decrease in net income was due in large part to the $5,794,000 charge for settlement of management contract, a $4,800,000 provision for losses and a decrease in net interest margin. On November 30, 1995, the Manager merged with and into the Company pursuant to a Revised Merger Agreement. Consideration for this transaction of $5,048,000, plus $792,000 of related expenses, less $46,000 in net assets acquired, were accounted for as a settlement of a management contract. Also in 1995, the Company charged operations $4,800,000 for provision for losses which primarily relates to non-performing loans as well as an increase in the general allowance. The Company's net interest margin decreased 116 basis points from 1994, which is almost solely due to a net decline in gains on exercise of options and prepayment fees. Without those items, average earnings on assets would have declined approximately three basis points in 1995 versus 1994. The average cost of borrowing was virtually the same for 1995 versus 1994, but in 1995, there was a constant quarter-to-quarter decline, which is a reflection of a general decline in interest rates during the year. The Company anticipates that in 1996, its core average earnings on assets will increase modestly and its average cost of debt will decline.

     The Company's 1995 net income was also affected by an increase in the average quarter-end, debt-to-equity ratio from .65 to 1 in 1994 to .85 to 1 in 1995. During 1995, the Company was propor-tionally using more debt as a source of funds. Therefore, the Company proportionally incurred more interest expense for every dollar of revenue, and thereby decreased its net interest margin and net income.

     The 1994 increase in net income was due in large part to the growth in net interest margin. The Company's average earnings on assets increased approximately 67 basis points from the same period in 1993, while the Company's average cost of borrowing increased 37 basis points, thereby resulting in a 30 basis point increase in net interest margin. The increase in the average earnings on assets was solely due to gains on exercise of options and prepayment fees. Without those items, average earnings on assets would have declined approximately 35 basis points in 1994 versus 1993. The increase in average cost of borrowing was due to a general rise in interest rates in 1994 over 1993 as well as an increase in the LIBOR interest rate spread in the Company's amended and expanded revolving line of credit agreement.

     The Company's 1994 net income was also affected by a decrease in the average quarter-end, debt-to-equity ratio from 1 to 1 in 1993 to .65 to 1 in 1994. During 1994, the Company was proportion-ally using less debt as a source of funds. Therefore, the Company proportionally incurred less interest expense, and thereby increased its net interest margin and net income.

     Management fees and other operating expenses were $5,284,000 in 1995, $5,072,000 in 1994, and $3,878,000 in 1993. Management
fees declined significantly in 1995 versus 1994 due primarily to lower net income in 1995, which reduced the incentive portion of the fee, as well as the termination of the management contract on November 30, 1995. The higher management fee in 1994 was due to both higher net income and the 1993 equity offering which substantially increased the base portion of the management fee.
The increase in other operating expenses in 1995 and 1994 resulted from increased professional fees, general growth of the Company, and increased marketing activity. The Company anticipates that due to the management buyout, other operating expenses will be lower than 1995's combined management fee and operating expenses, both in aggregate dollars and as a percentage of revenues.

     The Company has three loans totalling $14,712,000 from debtors in bankruptcy. The Company has not recorded any interest income on any of these loans since March 1995. In addition, the Company has working capital loans totalling $2,518,000 at December 31, 1995, which have been on a non-accrued status for several years. The facility's financial performance has improved in recent years, and the Company is recognizing interest income on a cash basis.

                 COMPONENTS OF GROSS INCOME

Year Ended December 31         1995               1994               1993
- -------------------------------------------------------------------------------
Interest and Other
   Income               $35,049,164   78%  $26,225,155   61%  $21,733,705   61%
Direct Financing and
   Operating Leases       7,880,477   18%    9,833,424   23%   10,906,652   30%
Gain on Exercise of
   Options                                  5,489,428    13%    2,175,334    6%
Loan and Commitment
   Fees                   1,666,286    4%    1,184,024    3%    1,202,516    3%
- -------------------------------------------------------------------------------
                        $44,595,927  100%  $42,732,031  100%  $36,018,207  100%
===============================================================================


Impact of Inflation
- -------------------

     During the past three years, inflation has not significantly affected the earnings of the Company because of the moderate inflation rate. Additionally, earnings of the Company are primarily long-term investments with fixed interest rates. These investments are mainly financed with a combination of equity, senior notes and borrowings under the revolving lines of credit, of which a portion is hedged with interest rate swaps. During inflationary periods, which generally are accompanied by rising interest rates, the Company's ability to grow may be adversely affected because the yield on new investments may increase at a slower rate than new borrowing costs. Presuming the current inflation rate remains moderate and long-term interest rates do not increase significantly, the Company believes that equity and debt financing will be available.



                    CONSOLIDATED BALANCE SHEETS

December 31                                          1995             1994
                                                 ------------     ------------
Assets
Real estate related investments:
  Loans receivable, including amounts from
    related parties of $29,112,548 and
    $29,283,939, respectively                    $291,998,722     $254,923,711
  Operating-lease properties, less
    accumulated depreciation of $4,220,655
    and $2,803,787, respectively                   58,628,509       57,231,651
  Direct financing leases                          11,246,492       11,427,721
- ------------------------------------------------------------------------------
                                                  361,873,723      323,583,083
  Less allowance for losses                         9,950,000        5,150,000
- ------------------------------------------------------------------------------
Net real estate related investments               351,923,723      318,433,083
Other Assets:
  Deferred loan expenses                            1,747,537        2,469,260
  Cash and cash equivalents                           860,350          935,449
  Investment securities available for sale            845,297
  Receivables and other assets                      2,715,146        2,264,197
- ------------------------------------------------------------------------------
                                                    6,168,330        5,668,906
- ------------------------------------------------------------------------------
Total assets                                     $358,092,053     $324,101,989
==============================================================================

Liabilities and shareholders' equity
Liabilities:
  Borrowings under line of credit
    arrangements                                 $106,700,000     $ 70,900,000
  Senior notes                                     52,000,000       52,000,000
  Other long-term obligations                       4,059,639        5,372,790
  Accrued expenses and other liabilities            7,734,618        6,649,424
- ------------------------------------------------------------------------------
Total liabilities                                 170,494,257      134,922,214

Shareholders' equity:
  Preferred Stock, $1.00 par value:
    Authorized - 10,000,000 shares
    Issued and outstanding - None
  Common Stock, $1.00 par value:
    Authorized - 40,000,000 shares
    Issued and outstanding - 12,034,196
      shares in 1995 and 11,595,115
      shares in 1994                               12,034,196       11,595,115
  Capital in excess of par value                  168,800,194      161,086,758
  Undistributed net income                          5,918,109       16,497,902
  Unrealized gains on investment
    securities available for sale                     845,297
- ------------------------------------------------------------------------------
Total shareholders' equity                        187,597,796      189,179,775

Commitments and contingencies
- ------------------------------------------------------------------------------
Total liabilities and shareholders' equity       $358,092,053     $324,101,989
==============================================================================

See accompanying notes.


                 CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31                      1995          1994          1993
                                         -----------   -----------   -----------
Gross income, including amounts from
related parties of $3,798,347,
$3,810,340, and $3,611,580 for 1995,
994 and 1993, respectively:
  Interest on loans receivable           $34,918,572   $26,038,471   $21,603,573
  Direct financing leases:
    Lease income                           1,528,655     4,353,192     8,094,184
    Gain on exercise of options                          5,389,399     2,175,334
  Operating leases:
    Rents                                  6,351,822     5,480,232     2,812,468
    Gain on exercise of options                            100,029
  Loan and commitment fees                 1,666,286     1,184,024     1,202,516
  Interest and other income                  130,592       186,684       130,132
- --------------------------------------------------------------------------------
                                          44,595,927    42,732,031    36,018,207
Expenses:
  Interest:
    Line of credit arrangements            7,472,418     3,537,555     3,819,054
    Senior notes and other long-
      term obligations                     5,279,232     6,146,589     6,997,992
  Loan expense                               752,115       637,625       328,187
  Management fees                          2,385,535     3,086,988     2,426,639
  Provision for depreciation               1,579,544     1,385,077       790,471
  Provision for losses                     4,800,000     1,000,000       150,000
  Settlement of management contract        5,793,534
  Other operating expenses                 2,898,576     1,985,279     1,450,926
- --------------------------------------------------------------------------------
                                          30,960,954    17,779,113    15,963,269
- --------------------------------------------------------------------------------
Net income                               $13,634,973   $24,952,918   $20,054,938
================================================================================
Net income per share                     $      1.16   $      2.17   $      2.15
Average number of shares outstanding      11,709,642    11,519,123     9,339,081
================================================================================
See accompanying notes.

          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                  Capital in
                                   Common          Excess of       Undistributed   Unrealized
                                    Stock          Par Value        Net Income        Gains           Total
                                  -----------     ------------     ------------    ----------     ------------
Balances at January 1, 1993       $ 8,751,972     $ 97,327,593     $ 12,868,429    $              $118,947,994
Net income                                                           20,054,938                     20,054,938
Proceeds from the sale of
  2,500,000 shares less
  related expenses of
  $3,727,470                        2,500,000       56,585,030                                      59,085,030
Proceeds from issuance of
  194,277 shares under the
  dividend reinvestment and
  stock option plans                  194,277        4,101,334                                       4,295,611
Cash dividends paid--$1.93
  per share                                                         (18,251,745)                   (18,251,745)
- --------------------------------------------------------------------------------------------------------------
Balances at December 31, 1993      11,446,249      158,013,957       14,671,622                    184,131,828
Net income                                                           24,952,918                     24,952,918
Proceeds from issuance of
  148,866 shares under the
  dividend reinvestment and
  stock option plans                  148,866        3,072,801                                       3,221,667
Cash dividends paid--$2.01
  per share                                                         (23,126,638)                   (23,126,638)
- --------------------------------------------------------------------------------------------------------------
Balances at December 31, 1994      11,595,115      161,086,758       16,497,902                    189,179,775
Net income                                                           13,634,973                     13,634,973
Proceeds from issuance of
  156,674 shares under the
  dividend reinvestment and
  stock option plans                  156,674        2,947,818                                       3,104,492
Issuance of 282,407 shares
  related to settlement of
  management contract                 282,407        4,765,618                                       5,048,025
Unrealized gains on invest-
  ment securities available
  for sale                                                                            845,297          845,297
Cash dividends paid--$2.075
  per share                                                         (24,214,766)                   (24,214,766)
- --------------------------------------------------------------------------------------------------------------

Balances at December 31, 1995     $12,034,196     $168,800,194     $  5,918,109      $845,297     $187,597,796
==============================================================================================================

See accompanying notes.

                 CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31
                                       1995            1994            1993
                                   --------------------------------------------
OPERATING ACTIVITIES
  Net income                       $ 13,634,973    $ 24,952,918    $ 20,054,938
  Adjustments to reconcile net
    income to net cash provided
    from operating activities:
      Amortization of loan and
        organization expenses           749,270         639,781         328,546
      Provision for losses            4,800,000       1,000,000         150,000
      Provision for depreciation      1,579,544       1,385,077         790,471
      Settlement of management
        contract                      5,001,624
      Loan and commitment fees
        earned less than cash
        received                      1,466,865         693,213         494,292
      Direct financing lease
        income less than cash
        received                        181,229         905,860         376,046
      Interest income less than
        cash received                   524,907       2,120,035         586,092
      (Decrease) increase in
        accrued expenses and
        other liabilities              (381,671)        856,127         547,715
      Increase in receivables
        and other assets               (403,955)       (575,571)       (148,487)
- -------------------------------------------------------------------------------
Net cash provided from
  operating activities               27,152,786      31,977,440      23,179,613

INVESTING ACTIVITIES
  Investment in loans receivable   (107,296,680)   (118,204,990)    (90,650,648)
  Investment in operating-
    lease properties                 (2,976,000)    (14,053,050)    (20,766,000)
  Investment in direct financing
    leases                                           (1,300,000)
  Principal collected on loans       69,696,762      48,760,717      43,696,715
  Proceeds from exercise of
    purchase options                                 38,330,065      12,085,262
  Other                                  (3,150)                        135,000
- -------------------------------------------------------------------------------
Net cash used in investing
  activities                        (40,579,068)    (46,467,258)    (55,499,671)

FINANCING ACTIVITIES
  Increase in borrowings under
    line of credit arrangements     176,000,000     266,900,000     209,400,000
  Principal payments on borrow-
    ings under line of credit
    arrangements                   (140,200,000)   (231,000,000)   (253,300,000)
  Borrowings under senior notes                                      52,000,000
  Principal payments on other
    long-term obligations            (1,313,151)     (3,938,325)    (15,508,351)
  Proceeds from the issuance
    of shares                         3,104,492       3,221,667      63,380,641
  Increase in deferred loan
    expense                             (25,392)     (1,527,751)       (770,041)
  Cash distributions to
    shareholders                    (24,214,766)    (23,126,638)    (18,251,745)
- -------------------------------------------------------------------------------
  Net cash provided from
    financing activities             13,351,183      10,528,953      36,950,504
- -------------------------------------------------------------------------------
  (Decrease) increase in cash
    and cash equivalents                (75,099)     (3,960,865)      4,630,446
  Cash and cash equivalents at
    beginning of year                   935,449       4,896,314         265,868
- -------------------------------------------------------------------------------
Cash and cash equivalents at
  end of year                      $    860,350    $    935,449    $  4,896,314
===============================================================================
See accompanying notes.



          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  ACCOUNTING POLICIES AND RELATED MATTERS

Industry
- --------

     The Company is predominantly engaged in financing and leasing of health care and related properties in domestic markets.

Principles of Consolidation
- ---------------------------

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary (organized in 1993) after the elimination of all significant intercompany accounts and transactions.

Use of Estimates
- ----------------

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Loans Receivable
- ----------------

     Loans receivable consist of construction-period loans maturing in two years or less, working capital loans to related parties, and long-term mortgage loans. Interest income on loans is recognized as earned based upon the principal amount outstanding. The loans are generally collateralized by a first or second mortgage on or assignment of partnership interest in the related facilities which consist of nursing homes, assisted living facilities, retirement centers, rehabilitation facilities, behavioral care facilities, primary care facilities and specialty care hospitals.

Operating-Lease Properties
- --------------------------

     Certain properties owned by the Company are leased under operating leases. These properties are recorded at the lower of cost or net realizable value. Depreciation is provided for at rates which are expected to amortize the cost of the assets over their estimated useful lives using the straight-line method. Operating lease income includes the rent payments, which are generally recognized on a straight-line basis over the minimum lease period.

Direct Financing Leases
- -----------------------

     Certain properties owned by the Company are subject to long-term leases which are accounted for by the direct financing method. The leases provide for payment of all taxes, insurance and maintenance by the lessees. The leases are generally for a term of 20 years and include an option to purchase the properties generally after a period of five years. Option prices equal or exceed the Company's original cost of the property. Income from direct financing leases is recorded based upon the implicit rate of interest over the lease term. This income is greater than the amount of cash received during the first six to seven years of the lease term.

Allowance for Losses
- --------------------

     The allowance for losses is maintained at a level believed adequate to absorb potential losses in the Company's real estate related investments. The determination of the allowance is based on a quarterly evaluation of these earning assets (in the case of direct financing leases, estimated residual values), including general economic conditions, estimated collectibility of loan and lease payments, reappraisals (where appropriate), and the recoverability of the carrying amount of these investments in relationship to their net realizable value.

Deferred Loan Expenses
- ----------------------

     Deferred loan expenses are costs incurred in acquiring financing for properties. The Company amortizes these costs by the straight-line method over the term of the debt.

Cash and Cash Equivalents
- -------------------------

     Cash and cash equivalents consist of all highly liquid investments with an original maturity of three months or less.

Investment Securities Available for Sale
- ----------------------------------------

     Management determines the appropriate classification of a security at the time of acquisition and reevaluates such designation as of each balance sheet date. Investment securities available for sale are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders' equity. At December 31, 1995, available-for-sale securities are the common stock of a corporation, which were obtained by the Company at no cost.

Loan and Commitment Fees
- ------------------------

     Loan and commitment fees are earned by the Company for its agreement to provide direct and standby financing to, and credit enhancement for, owners of health care facilities. The Company amortizes loan and commitment fees over the initial fixed term of the lease, the mortgage or the construction period related to such investments.

Federal Income Tax
- ------------------

     No provision has been made for federal income taxes since the Company has elected to be treated as a real estate investment trust under the applicable provisions of the Internal Revenue Code, and the Company believes that it has met the requirements for qualification as such for each taxable year. See Note 8.

Stock Options
- -------------

     The Company grants stock options for a fixed number of shares to employees with an exercise price equal to fair value of the shares at the date of the grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for the stock option grants.

Net Income Per Share
- --------------------

     Net income per share has been computed by dividing net income by the weighted daily average number of shares outstanding.

Impact of Recently Issued Accounting Standards
- ----------------------------------------------

     In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". The Company's primary assets are real estate related investments which are not covered by FASB 121. Accordingly, based on the current circumstances, the Company does not believe FASB 121 is applicable.


2.  LOANS RECEIVABLE

The following is a summary of loans receivable:

December 31
                                             1995          1994
- -------------------------------------------------------------------
Mortgage loans                           $245,150,474  $208,566,120
Mortgage loans to related parties          22,333,209    22,215,685
Construction and other short-term loans    17,735,699    17,073,652
Working capital loans to related parties    6,779,340     7,068,254
- -------------------------------------------------------------------
                                 TOTALS  $291,998,722  $254,923,711
===================================================================

Loans to related parties included above are at competitive rates, but not at less than the Company's net interest cost on borrowings to support such loans. The amount of interest earned on loans to related parties amounted to $3,379,175, $3,220,092, and $2,869,911 for 1995, 1994 and 1993, respectively.

     The following is a summary of mortgage loans at December 31, 1995:

 Final    Number                                    Principal
Payment     of                                      Amount at       Carrying
  Due     Loans          Payment Terms              Inception        Amount
- -------   ------  ------------------------------   ------------    ------------
In Default   3    Loans in default which are
                  currently due and not
                  accruing interest.               $ 15,495,000    $ 14,712,060

   1996      2    Monthly payments from $676
                  to $34,447, including interest
                  from 12.93% to 13%                  3,190,000       3,125,193

   1997      3    Monthly payments from $8,338 to
                  $96,605, including interest
                  from 11.5% to 13.44%               11,348,977      10,378,082

   1998      2    1 monthly payment of $57,779
                  and 1 quarterly payment of
                  $133,282, including interest
                  from 11.62% to 12.93%              10,332,150      10,726,774

   1999      1    Monthly payment of $15,435,
                  including interest of 10.64%      1,850,000       1,908,449

   2000      1    Quarterly payment of $136,817,
                  including interest of 11.73%        5,310,000       5,628,600

   2002      2    Monthly payments from $60,585
                  to $61,595, including interest
                  from 12.55% to 13.17%              10,937,450      10,913,925

   2003      1    Monthly payment of $45,158,
                  including interest of 10.56%        4,761,192       4,751,326

   2007     10    Monthly payments from $3,693
                  to $42,102, including interest
                  from 8.75% to 12.26%               21,398,117      17,953,538

   2008     13    Monthly payments from $17,765
                  to $271,529, including interest
                  from 10.6% to 13.44%               78,480,000      78,147,845

   2009      5    Monthly payments from $24,461
                  to $61,052, including interest
                  from 10.35% to 11.91%              22,488,610      22,488,610

   2010      3    Monthly payments from $14,713
                  to $130,615, including interest
                  from 9.84% to 10.19%               24,450,000      24,450,000

   2014      3    Monthly payments from $30,805
                  to $41,578, including interest
                  from 11.3% to 13.44%               10,703,150      10,670,472
   2015      6    Monthly payments from $21,958
                  to $111,169, including interest
                  from 10.28% to 11.42%              39,197,063      39,092,809

   2016      2    Monthly payments from $39,274
                  to $73,231, including interest
                  from 10.39% to 10.7%               12,536,000      12,536,000
                                                   ------------    ------------
                                         TOTALS    $272,477,709    $267,483,683
                                                   ============    ============

One loan in default has a prior lien of approximately $1,195,000; and six loans maturing in 2007 have prior liens aggregating $1,515,000. Several monthly mortgage payments increase by 2% per year which also have negative amortization of principal due at maturity.

     The Company generally requires that the borrower have a substantial initial investment in the property. No mortgage loan, or multiple loans to a single borrower, has an outstanding principal balance which exceeds 10.5% of total assets.


3.  INVESTMENT IN LEASES

     The following are the components of investment in direct financing leases:

December 31
                                            1995           1994
- ------------------------------------------------------------------
Total minimum lease payments
  receivable--(i)                       $ 18,833,646  $ 20,543,530
Estimated unguaranteed residual
  values of leased properties              6,063,649     6,063,649
Unearned income                          (13,650,803)  (15,179,458)
- ------------------------------------------------------------------
Investment in direct financing leases   $ 11,246,492  $ 11,427,721
==================================================================

(i) The leases contain an option to purchase the leased property. Total minimum lease payments are computed assuming that the option will not be exercised.

     At December 31, 1995, future minimum lease payments receivable (assuming that the option will not be exercised) are as follows:

                      Direct Financing     Operating
                           Leases            Leases
          -------------------------------------------
          1996          $ 1,653,875       $ 6,003,963
          1997            1,665,320         5,967,131
          1998            1,697,486         6,180,587
          1999            1,729,651         6,078,811
          2000            1,761,058         6,173,976
          Thereafter     10,326,256        22,093,166
          -------------------------------------------
              TOTALS    $18,833,646       $52,497,634
          ===========================================

     During 1994, the Company restructured two direct financing leases; one into a $3,324,000 mortgage loan and the other into a $3,582,000 operating lease. During 1993, the Company restructured a $10,500,000 mortgage loan into an operating lease. This noncash investing activity is appropriately not reflected in the accompanying statement of cash flows.


4.  ALLOWANCE FOR LOSSES

     The following is a summary of the allowance for losses for 1995, 1994 and 1993. The portion of the allowance relating to loans receivable consists of amounts for specifically identified loans and an unallocated amount for other potential losses in the portfolio.


                                     Total Allowance
                                        Related to
                                     Loans Receivable
     ------------------------------------------------

     Balances at January 1, 1993         $4,000,000
     Provision for losses                   150,000
     ------------------------------------------------
     Balances at December 31, 1993        4,150,000
     Provision for losses                 1,000,000
     ------------------------------------------------
     Balances at December 31, 1994        5,150,000
     Provision for losses                 4,800,000
     ------------------------------------------------
     Balances at December 31, 1995       $9,950,000
     ================================================

     The allowance consists of $6,500,000 relating to specifically identified loans of $14,712,000 and an unallocated amount for other potential losses in the portfolio. Interest income on impaired loans is recognized as payments are received. The Company recognized $323,000 of interest income on impaired loans in 1995.


5.   BORROWINGS UNDER LINE OF CREDIT ARRANGEMENTS
     AND RELATED ITEMS

     The Company has a credit arrangement with a consortium of ten banks providing for a revolving line of credit (revolving credit) in the amount of $150,000,000 which expires on March 31, 1997. The agreement specifies that borrowings under the revolving credit are subject to interest payable in periods no longer than three months on either the agent bank's base rate of interest or 1.5% over LIBOR interest rate (based at the Company's option). The effective interest rate at December 31, 1995 was 7.32%. In addition, the Company pays a commitment fee at an annual rate of .5% of the unused line and an annual agent's fee of $75,000. At December 31, 1995, the revolving line of credit was collateralized by 37 real estate related investments in health care facilities. Principal is due upon expiration of the agreement, but the total amount outstanding may not exceed a specified percentage of the agreed-upon values of the collateral. The Company has two other lines of credit with two banks for a total of $35,000,000 which expire at various dates through May 31, 1996. Borrowings under these lines of credit are subject to interest at each bank's prime rate of interest (8.5% at December 31, 1995) and are due on demand.

The following information relates to aggregate borrowings under the line of credit arrangements:

Year Ended December 31
                                         1995           1994           1993
                                     ------------------------------------------
Balance outstanding at December 31   $106,700,000   $ 70,900,000   $ 35,000,000
Maximum amount outstanding at any
  month end                           119,100,000     70,900,000    107,900,000
Average amount outstanding (total
  of daily principal balances
  divided by days in year)             88,850,548     51,422,466     76,241,644
Weighted average interest rate
  (actual interest expense divided
  by average borrowings outstanding)      8.41%          6.88%         5.01%
===============================================================================

     The Company has two five-year interest rate swap agreements which expire at various dates through 1997, aggregating $30,000,000 for the purpose of reducing the Company's interest rate risk on its borrowings under the revolving credit. Maximum rates of interest under the swap agreements are 8.77% and 10%. At December 31, 1995, the Company had elected to borrow $30,000,000 at six-month LIBOR. The differential to be paid or received is accrued as interest rates change and are recognized as an interest expense. The related amount payable to or receivable from counterparties is included in other liabilities or assets. The fair value of the swap agreements are not recognized in the financial statements.

     The Company may or may not elect to continue to match certain of its borrowings with interest rate swap agreements. Such decisions are principally based on the Company's policy to match its variable rate investments with comparable borrowings, but is also based on the general trend in interest rates at the applicable dates and the Company's perception of future volatility of interest rates. At December 31, 1995, the Company was at risk for rising interest rates because its variable interest rate debt exceeded its variable interest rate assets.

     The Company is exposed to a credit loss in the event of nonperformance by the other parties to the interest rate swap agreements. However, the Company does not anticipate nonperformance by the counterparties.

     Interest paid amounted to $13,083,783, $9,256,551 and $10,409,852 for 1995, 1994 and 1993, respectively, which includes
$706,318, $1,309,368 and $2,155,260, respectively, for the net cost of the swaps.


6.  SENIOR NOTES AND OTHER LONG-TERM OBLIGATIONS

     The Company has $52,000,000 of Senior Notes with interest ranging from 7.16% to 8.24% and maturing in 1998, 2000 and 2003.
These notes are collateralized by 15 real estate related investments in health care facilities.

The following information relates to other long-term obligations:

December 31
                                             1995         1994
- ------------------------------------------------------------------
Notes payable related to industrial
  development bonds, collateralized
  by health care facilities--2 in
  1995 and 3 in 1994, interest rates
  from 11.25% to 15%, maturing at
  various dates to 2002                  $ 2,545,000   $ 3,620,000

Mortgage loans, collateralized by
  health care facilities--2 in 1995
  and 1994, interest rates from 8.75%
  to 12%, maturing at various dates
  to 2005                                  1,514,639     1,752,790
- ------------------------------------------------------------------

                                TOTALS   $ 4,059,639   $ 5,372,790
==================================================================

     At December 31, 1995, the annual payments on these long-term obligations for the succeeding five years are as follows:

                    Principal       Interest         Total
                   -----------     ----------     -----------
          1996     $   317,332     $4,453,791     $ 4,771,123
          1997         665,764      4,401,306       5,067,070
          1998      23,332,592      3,496,973      26,829,565
          1999         203,326      2,619,681       2,823,007
          2000      15,234,756      2,012,550      17,247,306

7.  STOCK OPTION PLANS AND RETIREMENT ARRANGEMENTS

     The Company's 1995 Stock Incentive Plan authorized up to 600,000 shares of Common Stock to be issued at the discretion of the Board of Directors. The 1995 Plan replaced the 1985 Incentive Stock Option Plan which had previously authorized up to 450,000 shares of Common Stock to be issued at the discretion of the Board of Directors. There were 55,732 authorized shares which were unissued under the 1985 Plan when it expired in 1995. The options granted under the 1985 Plan continue to vest through 2005 and expire ten years from the date of grant. All future grants will be from the 1995 Plan under which officers and key salaried employees of the Company are eligible to participate. Such options expire ten years from the date of grant and one-fifth of all options granted become exercisable each year.

     The following summarizes the activity in the Plans:

Year Ended December 31
                                          1995       1994
- -----------------------------------------------------------
Number of shares under option at
  beginning of year                     183,140     152,500
Options granted                         316,268      51,000
Options exercised                       (14,140)    (20,360)
- -----------------------------------------------------------
Number of shares under option at
  end of year                           485,268     183,140
===========================================================
At end of year:
  Shares exercisable                    187,107     123,166
===========================================================
  Shares available to be granted        388,000     160,000
===========================================================

     At December 31, 1995, the option prices ranged from $15.1325 to $23.9375 per share. The option prices were equivalent to the market prices of the shares on the dates granted. Options exercised during 1995 and 1994 were at prices ranging from $11.9375 to $17.6875 per share.

     Effective December 1, 1995, the Company assumed First Toledo Advisory Company's (the Manager) 401-K Profit Sharing Plan covering all eligible employees. Under the Plan, eligible employees may make contributions, and the Company may make a profit sharing contribution. Company contributions to this Plan totaled $6,000 in 1995.


8.  DISTRIBUTIONS

     In order to continue to qualify as a real estate investment trust for federal income tax purposes, 95% of taxable income (not including capital gains) must be distributed to shareholders. Real estate investment trusts which do not distribute a certain amount of current year taxable income in the current year are also subject to a 4% federal excise tax. The Company's excise tax expense was $326,000, $575,000 and $132,000 for the years ended December 31,
1995, 1994 and 1993, respectively. Undistributed net income for federal income tax purposes amounted to $12,741,000 at December 31, 1995. The principal reasons for the difference between undistributed net income for federal income tax purposes and financial statement purposes are the use of the operating method of accounting for leases for federal income tax purposes, and the recording of settlement of management contract expense for reporting purposes. Cash distributions paid to shareholders, for federal income tax purposes, are as follows:

Year Ended December 31              1995       1994       1993
- ---------------------------------------------------------------
          Per Share:
             Ordinary income       $2.075      $ .72      $1.49
             Capital gains                      1.29        .44
- ---------------------------------------------------------------
                     TOTALS        $2.075      $2.01      $1.93
===============================================================


9.  COMMITMENTS AND CONTINGENCIES

     At December 31, 1995, the Company has outstanding commitments to provide financing for facilities in the approximate amount of $187,836,000. The Company also has commitments to provide working capital loans to related parties of approximately $354,000. The above commitments are generally on similar terms as existing financings of a like nature with rates of return to the Company based upon current market rates at the time of the commitment.

     The Company has entered into a number of agreements to purchase health care facilities, or the loans with respect thereto, in the event that the present owners default upon their obligations. In consideration for these agreements, the Company receives and recognizes fees annually related to these guarantees. Although the terms of these agreements vary, the purchase prices are equal to the amount of the outstanding obligations financing the facility. These agreements expire between the years 1997 and 2005. At December 31, 1995, obligations under these agreements for which the Company was contingently liable aggregated approximately $19,530,000, all of which were with related parties.

     The Company believes that it has the ability to obtain funds to meet these commitments. The Company also believes that such commitments represent no greater than normal risk.


10.  MANAGEMENT AGREEMENT AND CERTAIN TRANSACTIONS
     WITH RELATED PARTIES
     Through November 30, 1995, the Company had a management agreement with the Manager. F. D. Wolfe and B. G. Thompson, two of the Company's nine directors, were officers and co-owners of the Manager. The Company accrued a fee to the Manager at a monthly rate of 1/10 of 1% of the Company's net assets, as defined in the Management Agreement. Further, the Manager was entitled to an annual incentive fee equal to 10% of the amount by which net profits exceed 10% of the monthly average net worth of the Company, as defined in the Management Agreement.

     On November 30, 1995, the Manager merged with and into the Company pursuant to a Revised Merger Agreement (the Merger). Consideration for this transaction totaled approximately $5,048,000 which was solely comprised of 282,407 shares of the Company's common stock. In addition, the Company acquired approximately $46,000 in net assets and incurred approximately $792,000 of related transaction expenses. The Merger was a tax-free reorganization. The consideration, plus related transaction expenses, were accounted for as a settlement of a management contract.

     Messrs. Wolfe and Thompson are also related to various entities: a) to which the Company has made mortgage loans and working capital loans yielding interest income (see Note 2); b) with which the Company has entered into agreements to purchase health care facilities, or the loans with respect thereto, upon default of obligations by their present owners which provides fee income of $383,100, $338,722 and $422,438 for 1995, 1994 and 1993,
respectively; and c) with which the Company has entered into operating lease agreements (see Note 3).

     The Company recorded income from related parties as follows:

                                  1995         1994         1993
- -------------------------------------------------------------------
Interest income                $3,379,175   $3,220,092   $2,869,911
Loan and guaranty fees            419,172      377,658      469,362
Operating lease rents                          112,561      272,307
Gain on exercise of options                    100,029
- -------------------------------------------------------------------
                     TOTALS    $3,798,347   $3,810,340   $3,611,580
===================================================================

     In accordance with the By-Laws of the Company, such transactions were approved by a majority of the directors not affiliated with the transactions.


11.  SHAREHOLDER RIGHTS PLAN

     Under the terms of a Shareholder Rights Plan approved by the Board of Directors in July 1994, a Preferred Share Right (Right) is attached to and automatically trades with each outstanding share of Health Care REIT, Inc. common stock.
     The Rights, which are redeemable, will become exercisable only in the event that any person or group becomes a holder of 15% or more of the Company's stock, or commences a tender or exchange offer which, if consummated, would result in that person or group owning at least 15% of the common stock. Once the Rights become exercisable, they entitle all other shareholders to purchase one one-thousandth of a share of a new series of junior participating preferred stock for an exercise price of $48.00. The Rights will expire on August 5, 2004 unless exchanged earlier or redeemed earlier by the Company for $.01 per Right at any time before public disclosure that a 15% position has been acquired.


12.  DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

     Mortgage Loans--The fair value of all mortgage loans, except those matched with debt, is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Mortgage loans matched with debt are presumed to be at fair value.

     Working Capital and Construction Loans--The carrying amount is a reasonable estimate of fair value for working capital and construction loans because the interest earned on these instruments is variable.

     Cash and Cash Equivalents--The carrying amount approximates fair value because of the short maturity of these financial instruments.

     Investment Securities Available-for-Sale--The asset is recorded at its fair market value.

     Borrowings Under Line of Credit Arrangements and Related Items--The carrying amount of the line of credit approximates fair value because the borrowings are interest rate adjustable. The fair value of interest rate swaps is the estimated amount, taking into account the current interest rate, that the Company would receive or pay to terminate the swap agreements at the reporting date.

     Senior Notes and Industrial Development Bonds--The fair value of the senior notes payable and the industrial development bonds was estimated by discounting the future cash flow using the current borrowing rate available to the Company for similar debt.

     Mortgage Loans Payable--Mortgage loans payable is a reasonable estimate of fair value because they are matched with loans receivable.
     Commitments to Finance and Guarantees of Obligations--The fair value of the commitments to finance and guarantees of obligations are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, and the counterparties' credit standing.

     The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1995 and 1994 are as follows:

                              December 31, 1995           December 31, 1994
- --------------------------------------------------------------------------------
                            Carrying                   Carrying
                             Amount      Fair Value      Amount      Fair Value
- --------------------------------------------------------------------------------
Financial Assets:
   Mortgage loans         $267,483,683  $270,148,000  $230,781,805  $225,306,000
   Working capital and
     construction loans     24,515,039    24,515,039    24,141,906    24,141,906
   Cash and cash
     equivalents               860,350       860,350       935,449       935,449
   Investment securities
     available-for-sale        845,297       845,297
Financial Liabilities:
   Borrowings under line
     of credit arrange-
     ments                 106,700,000   106,700,000    70,900,000    70,900,000
   Senior notes payable     52,000,000    54,203,000    52,000,000    46,307,000
   Industrial development
     bonds                   2,545,000     3,054,000     3,620,000     4,343,000
   Mortgage loans payable    1,514,639     1,514,639     1,752,790     1,752,790
Unrecognized Financial
   Instruments:
   Interest rate swap
     agreements                              550,000                     339,000
   Commitments to finance  188,190,000   188,190,000   135,141,000   135,141,000
   Guarantees of obliga-
     tions                  19,530,000    19,530,000    20,175,000    20,175,000
================================================================================


13.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of the unaudited quarterly results of operations of the Company for the years ended December 31, 1995 and 1994:

                                Year Ended December 31, 1995
                      1st Quarter  2nd Quarter   3rd Quarter   4th Quarter
                      ----------------------------------------------------
Gross Income          $9,624,993   $ 9,677,526   $13,315,515   $11,977,893
Net Income             4,864,965     4,637,190     3,346,835       785,983
Net Income Per Share         .42           .40           .28           .06


                                 Year Ended December 31, 1994
                      1st Quarter  2nd Quarter   3rd Quarter    4th Quarter
                      -----------------------------------------------------
Gross Income          $8,441,239   $12,730,715   $10,518,166    $11,041,911
Net Income             4,984,250     7,799,857     6,326,167      5,842,644
Net Income Per Share         .43           .68           .55            .51



                REPORT OF INDEPENDENT AUDITORS

SHAREHOLDERS AND DIRECTORS
HEALTH CARE REIT, INC.

We have audited the accompanying consolidated balance sheets of Health Care REIT, Inc. as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Health Care REIT, Inc. at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                              \S\ ERNST & YOUNG LLP
                                               --------------------
                                                  ERNST & YOUNG LLP

Toledo, Ohio
February 6, 1996



               MARKET AND DIVIDEND INFORMATION
The following table sets forth, for the periods indicated, the high and low prices of the Company's Common Stock on the New York Stock Exchange, as reported on the Composite Tapes, and dividends paid per share. There were 5,370 stockholders of record as of December 31, 1995.

                          Sales Price
                       High         Low           Dividends Paid
1995
- ----------------------------------------------------------------
First Quarter          22 3/8      19 7/8             $.515
Second Quarter         23 1/8      20 3/8              .52
Third Quarter          21 1/2      15 1/2              .52
Fourth Quarter         19 1/8      15 3/4              .52
================================================================

1994
- ----------------------------------------------------------------
First Quarter          25 3/8      22 1/2             $.495
Second Quarter         25 1/4      23 1/4              .50
Third Quarter          25          22                  .505
Fourth Quarter         22 5/8      19 3/4              .51




                    INCOME TAX INFORMATION

1995 Tax Information
- -----------------------------------------------------------------------------
                         Taxable                       Non-Taxable
                       as Ordinary     Taxable as        Return
Dividend Payment          Income      Capital Gains     of Capital     Totals
- -----------------------------------------------------------------------------
February 20, 1995       $ .515           $.00             $.00        $ .515
May 19, 1995              .520            .00              .00          .520
August 21, 1995           .520            .00              .00          .520
November 20, 1995         .520            .00              .00          .520
- -----------------------------------------------------------------------------
                        $2.075           $.00             $.00        $2.075
=============================================================================



                      BOARD OF DIRECTORS
COMMITTEES
- ----------
1. Audit Committee; 2. Executive Committee; 3. Compensation
Committee; 4. Investment Committee; 5. Nominating Committee;
6. Planning Committee; 7. Special Committee

[PHOTO of each Director with the Committees on which they serve, titles and companies appear above each of their names.]
Bruce G. Thompson
2, 4, 6
Chairman and Chief Executive Officer
Health Care REIT, Inc.
Toledo, Ohio

George L. Chapman
4, 6
President
Health Care REIT, Inc.
Toledo, Ohio

Frederic D. Wolfe
2, 4, 6
Chairman
First Toledo Corporation
Toledo, Ohio

Pier C. Borra
3, 4, 6, 7
Chairman, President and Chief Executive Officer
Arbor Health Care Company
Lima, Ohio

George Chopivsky, Jr.
4, 5, 6
Chairman
United Psychiatric Corporation
Washington, D.C.

Bruce Douglas
4, 6
Chairman of the Board
The Douglas Company
Toledo, Ohio

Richard C. Glowacki
1, 2, 5, 6, 7
President
Danberry Management Company and
subsidiary companies
Toledo, Ohio

Richard A. Unverferth
1, 2, 3, 4, 5, 6, 7
Chairman
Unverferth Manufacturing Company, Inc.
Kalida, Ohio
Chairman of the Board
H.C.F., Inc.
Kalida, Ohio

Sharon M. Oster (picture not shown)
6
Professor of Management
Yale School of Management, Yale University
New Haven, Connecticut



                    SHAREHOLDER INFORMATION

Officers                           Transfer Agent
- --------                           --------------
Bruce G. Thompson                  Chemical Mellon Shareholder
Chairman and Chief                    Services
Executive Officer                  Stock Transfer Department
                                   P. O. Box 469
George L. Chapman                  Washington Bridge Station
President                          New York, New York  10033
                                   (800) 851-9677
Robert J. Pruger
Chief Financial                    Dividend Reinvestment Agent
Officer and Treasurer              --------------------------
                                   Chemical Bank
Erin C. Ibele                      c/o Chemical Mellon Share-
Vice President and                    holder Services
Corporate Secretary                P. O. Box 750
                                   Pittsburgh, PA  15230
Raymond W. Braun                   (800) 851-9677
Vice President and
Assistant General                  Annual Meeting
Counsel                            --------------
                                   The Annual Meeting of Stock-
Kathleen S. Prephan                holders is scheduled for
Controller                         Tuesday, May 21, 1996 in Toledo,
                                   Ohio
General Offices                    Form 10-K
- ---------------                    ---------
Health Care REIT, Inc.             The Company's Form 10-K Annual
One SeaGate, Suite 1950            Report, filed with the Securi-
P. O. Box 1475                     ties and Exchange Commission,
Toledo, Ohio  43603-1475           is available at no charge upon
(419) 247-2800                     written request to the Corpor-
(419) 247-2826 Fax                 ate Secretary.

Legal Counsel                      Exchange Listing
- -------------                      ----------------
Shumaker, Loop & Kendrick          New York Stock Exchange
Toledo, Ohio                       Trading Symbol:  HCN

Independent Auditors               Member
- --------------------               ------
Ernst & Young LLP                  National Association of Real
Toledo, Ohio                       Estate Investment Trusts, Inc.



[BACK INSIDE COVER] - A picture of the company logo with company name and address.
